

December 12, 2011

<u>Via E-mail to Jeff W. Sheets, CFO of ConocoPhillips</u>
Greg C. Garland
Chief Executive Officer
Phillips 66
600 North Dairy Ashford
Houston, TX 77079

      Re: Phillips 66
                Registration Statement on Form 10-12B
                Filed November 14, 2011
                File No. 001-35349

Dear Mr. Garland:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-12B Filed November 14, 2011</u>

<u>General</u>

1.   References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

2.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue

comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

3.   We note your statement in several places in the document that you will provide in subsequent amendments certain information, such as information regarding the Phillips 66 compensation programs and the treatment of outstanding ConocoPhillips equity awards in the separation. With each amendment, you should provide all required information, to the extent such information is determinable at the time of filing. We will defer the review of your future filings until such omitted disclosure is provided. Accordingly, please provide the missing information, or provide us with details as to when decisions will be made such that the information will be available.

4.   Please file all omitted exhibits and provide other omitted disclosure. Once you file all the omitted items, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. In this regard, tell us whether you have any agreements regarding your joint ventures, such as those with Spectra Energy Corp. in DCP Midstream and with Chevron Corporation in CPChem, and whether you intend to file these as exhibits. Similarly, tell us whether you intend to file as an exhibit your supply agreement with DCP Midstream. Ensure that you allow sufficient time for your response to our review in each case.

Preliminary Information Statement

5.   We note that no vote of ConocoPhillips stockholders is required to approve the separation and its material terms. With a view toward disclosure in the questions and answers section, please tell us why such approval is not required and was not sought.

Risk Factors, page 19

6.   Please revise to eliminate text which mitigates the risks you present, such as some clauses which precede or follow "although," "while," or "however." Also revise to state the risks plainly and directly, rather than indicating that there can be "no assurance" of a particular outcome.

The Separation, page 34

7.   Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including but not limited to the financing arrangements.

Business and Properties, page 44

Segment and Geographic Information, page 47

Chemicals, page 59

8.   We note your discussion of the possible construction of a world-scale ethane cracker. Please explain the purpose of industry processes such as ethane cracking.

Management, page 64

9.   For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 91

10.   In Note (b) you discuss adjustments to interest expense, loan fees and amortization of debt issuance costs resulting from the assumed incurrence of $7.6 billion in debt in connection with the separation. Tell us how these amounts meet the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X.

11.   In Note (g) you describe assets and liabilities associated with ConocoPhillips sponsored pension plans and other employee benefit arrangements for Phillips 66 employees located in the United States and United Kingdom. Tell us why such amounts are not included in the historical financial statements of Phillips 66, as would be consistent with the guidance in SAB Topic 1.B.

Audited Combined Financial Statements for Phillips 66

Note 21—Segment Disclosures and Related Information, page F-43

12.   From the table on page F-44, it appears your equity in the earnings of the Midstream and Chemicals businesses account for greater than 20% of your consolidated income before taxes for 2010. Please explain how you determined that separate financial statements for DCP Midstream and CPChem would not be required to comply with Item 3-09 of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Andrew R. Brownstein